Exhibit 12

SAFEWAY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	36 Weeks Ended Sept. 6, 2008	Fiscal Year
		52 Weeks 2007	52 Weeks 2006	52 Weeks 2005	52 Weeks 2004	53 Weeks 2003
Income before income taxes	$1,000.9	$1,403.6	$1,240.0	$849.0	$793.9	$141.1
Add interest expense	246.2	388.9	396.1	402.6	411.2	442.4
Add interest on rental expense (a)	165.9	239.7	256.0	256.7	258.2	258.6
(Less) add equity in (earnings) losses of unconsolidated affiliates, net	1.3	(8.7)	(21.1)	(15.8)	(12.6)	7.1
Less minority interest in subsidiary	—	—	(4.1)	(8.5)	(10.1)	(10.4)

Earnings	$1,414.3	$2,023.5	$1,866.9	$1,484.0	$1,440.6	$838.8

Interest expense	$246.2	$388.9	$396.1	$402.6	$411.2	$442.4
Add capitalized interest	8.7	16.0	15.8	16.0	19.7	21.9
Add interest on rental expense (a)	165.9	239.7	256.0	256.7	258.2	258.6

Fixed charges	$420.8	$644.6	$667.9	$675.3	$689.1	$722.9

Ratio of earnings to fixed charges	3.36	3.14	2.80	2.20	2.09	1.16

(a)	Based on an 8.5% discount factor in 2007 and 2008 and 10% discount factor in all other years on the estimated present value of future operating lease payments.